SEC Mail
Mail Processing
Section

MAR 12 2009

Washington, DC
106

[redacted]

SECURITI 09056875 SION

mr

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-52915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HRH Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Park Avenue, 14th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Earls **212-907-5943**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place, Suite 520	**Richmond**	**Virginia**	**23236**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/31/09

OATH OR AFFIRMATION

I, Kevin Earls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HRH Securities, LLC, as of December 31, 20 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

JEROME CHARNOW
Notary Public, State of New York
No. 01CH5674530
Qualified in Queens County
Commission Expires May 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRH
hilb rogal & hobbs℠

HRH Securities, LLC
Member of NASD/SIPC

Kevin G. Earls, ChFC, CLU
President

100 Park Avenue
New York, NY 10017
212-907-5943
212-907-6300
www.hrh.com
kevin.earls@hrh.com

U.S. Securities and Exchange Commission
Office of Filings and Information Services
100 F Street, NE
Washington, DC 20549

March 11, 2009

Please substitute the enclosed Oath or Affirmation for HRH Securities, LLC (CRD # 104445). The one previously sent with the Audited Financial Statement for 2008 was inadvertently sent out without the proper signature. I have signed the Oath and sent along a new copy of the facing page. If there are any questions please contact me at you earliest convenience.

I apologize for this error.

Sincerely,

Kevin Earls
President HRH Securities